

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 22, 2017

Martin S. Craighead
President
Bear Newco, Inc.
17021 Aldine Westfield Road
Houston, Texas 77073

> **Re: Bear Newco, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed May 9, 2017**
> **File No. 333-216991**

Dear Mr. Craighead:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2017 letter.

Form S-4

Strategic Rationale; Stockholder Value, page 83

1.   Expand the sixth bullet point on page 84 to clarify what is meant by "the economic equivalent of tax consolidation" and "the agreed economics."

Certain Updates and Supplemental Information, page 97

2.   Identify the "selected comparable companies" cited in the seventh paragraph.

Tax Matters Agreement, page 154

3.   We note your response to prior comment 20, and revisions disclosing that GE does not expect to exercise its exchange right even if it decides to dispose of its interest in New Baker Hughes. Please expand your disclosure to address the following points.

   •   Since you indicate in your response that you assessed the likelihood of an exchange of Paired Interests to be *remote*, please clarify whether this is based on advisement from GE, and representative of its position.

   •   If there is a reasonable possibility that circumstances under which such an exchange would occur could arise, describe these circumstances, including any variations, and clarify any limitations on your assessment of remote.

   •   Indicate the extent to which GE expects to incur taxes "arising from certain of the Transactions" for which it will be entitled to 100% of the tax benefits under the Tax Matters Agreement, as referenced on page 159.

Financial Statements

4.   Please identify the GE Oil and Gas Business in the headings of the annual and interim historical financial statements and notes, as appropriate.

        You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources